[Letterhead of American Telecom]

December 19, 2005

VIA EDGAR AND HAND DELIVERY

Donald C. Hunt, Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Telecom Services, Inc.
Registration Statement on Form S-1
File No. 333-129361

Dear Mr. Hunt:

We have received your letter dated November 23, 2005, containing comments with respect to the above-referenced filing. The remainder of this letter provides the text of your comments followed, in each case, by a response. In this regard, concurrently with submitting this response letter, we are filing a Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”). Unless otherwise indicated, page references in the responses below are to the preliminary prospectus, forming a part of the Registration Statement (the “prospectus”). Capitalized terms used but not defined in this letter have the meanings given them in such prospectus.

General

1.	Please provide us with legible copies of the artwork that you intend to use in your prospectus. The text is illegible on the filed version. We may have further comment after reviewing those materials.

Response

The artwork that is intended to be used in our prospectus was sent to you by overnight courier on December 1, 2005 by our counsel, Ira Roxland of Sonnenschein Nath & Rosenthal LLP.

2.	Update the disclosure throughout the filing to reflect your operations as of your most recently completed fiscal quarter.

Response

The disclosure in the Registration Statement has been updated to reflect our operations as of our most recently completed fiscal quarter.

Explanatory Note

3.	We note you intend to do a selling shareholder offering, along with this firm commitment offering. In an appropriate location in the filing, please expand the disclosure to address the following:

•	Explain in detail the transactions that relate to the initial issuance of the notes and redeemable warrants.

Response

Reference is made to the section entitled “Private Placements” on page 3 and the carryover paragraph on pages 23 and 24 of the prospectus for disclosure concerning the initial issuance of the notes and private warrants.

•	Explain why you are attempting to register warrants to exchange for those that you issued privately, rather than simply registering the privately placed warrants for resale.

Response

We have not registered warrants to exchange for those warrants that were issued privately. The private warrants will be automatically converted into redeemable warrants upon the consummation of the initial public offering. These redeemable warrants are being registered for resale by the holders thereof.

•	Explain what exemption from registration you relied upon in initially issuing the notes and warrants.

Response

Reference is made to the section entitled “Private Placements” on page 3 of the prospectus.

•	Describe all the material terms of the notes and warrants, including conversion and exercise terms. Explain how the warrants you are attempting to register differ from those initially issued.

Response

Reference is made to the carryover paragraph on pages 23 and 24, the fifth paragraph on page 47 and the carryover paragraph on pages 48 and 49 of the prospectus.

•	Describe the timing of the two offerings and any adverse consequences that could result in conducting concurrent offerings.

Response

The common stock and warrants being offered and sold by the selling securityholders will not be offered for sale until the distribution of the securities being sold in our initial public offering is complete. Reference is made to the third paragraph on the alternate cover page for the selling securityholders’ prospectus.

•	Since there is currently no trading market, revise the selling shareholder prospectus to state the price that the selling shareholders will offer and sell their shares until an established trading market develops, or clarify that the selling shareholders cannot offer and sell any securities unless the IPO takes place.

Response

As stated in the immediately preceding response, the common stock and warrants being offered and sold by the selling securityholders will not be offered for sale until after the completion of the distribution of the securities being sold in our initial public offering. Reference is made to the third paragraph on the alternate cover page for the selling securityholders’ prospectus.

•	Clarify whether any of the shares and/or warrants you are attempting to register for resale are subject to the lock-up agreement you describe on page 11. We may have further comments.

Response

Only 79,958 shares of common stock and 58,333 warrants, which are beneficially owned by Lawrence Burstein, our Chairman, are subject to the lockup agreement. None of the other selling securityholders are directors, officers, employees or affiliates of our company. Reference is made to the first full risk factor on page 13 of the prospectus.

Summary, page 1

4.	Please revise your disclosure in the first paragraph of the “Our company” section to state, if true, that you are a development stage company and have generated nominal revenues to date.

Response

Reference is made to the first paragraph on page 1 of the prospectus.

5.	Please revise your disclosure in the first sentence to clarify whether you currently offer a broadband phone product. If you do not, disclose when you anticipate that you will begin offering this service.

Response

Please note the addition of the word “currently” to the first sentence under “Our company” on page 1 of the prospectus. Further, reference is made to the first and third paragraphs on page 1 of the prospectus.

6.	Please provide copies of the industry reports cited throughout the registration statement, clearly marking the relevant sections. For example, you cite industry estimates by Jupiter Research in the forth paragraph on page 1, Atlantic ACM in the second paragraph on page 2 and unnamed industry research in the first paragraph on page 26. Please also disclose the source of your quoted industry estimates. In addition, please tell us whether the sources of the cited statistics have consented to your use of their data and whether any reports were prepared specifically for your use.

Response

Copies of the industry reports will be sent to the Staff under separate cover.

7.	We note your disclosure that you have “already secured approved vendor status” from the retailers named on page 1. Please revise your disclosure to clarify the meaning of “approved vendor status.”

Response

Appropriate revisions have been made. Reference is made to the second paragraph on page 1 of the prospectus.

8.	Please disclose the basis for your statement in the third paragraph on page 1 that you expect to sell your products to the retailers named on page 1. If your products are not currently sold in the stores named, please identify those remaining obstacles, if any, to sales to such retailers. Delete the names of any vendors who have not explicitly agreed to sell your products or for whom further approval is required. Apply this comment to similar disclosure on page 29.

Response

We have revised disclosure to state that we will “seek” to sell rather than “expect” to sell to these retailers. Reference is made to the third paragraph on page 1 and the first paragraph on page 33 of the prospectus, which have been revised to make it clear that securing those distribution channels is not guaranteed.

9.	According to the SunRocket website, any touchtone phone will work with its easy-to-install VoIP service. Expand your disclosure to explain why you believe customers will choose to purchase your broadband phone.

Response

Our current disclosure explains why we believe consumers will choose to purchase our broadband phone over those of most other providers of VoIP service. We currently state that, among other reasons, most providers of VoIP services require some combination of a phone and an adaptor, modem and/or router while our phone service does not. SunRocket’s phones are similar to those of most providers of VoIP services. SunRocket’s website discusses an “easy-to-install” solution that involves an ATA or an Analog Telephony Adapter. A consumer needs to buy the ATA, install the ATA and configure the ATA before plugging a traditional phone into it. An ATA is typically found in the computer peripherals department, rather than the phone section, of a department store. Our broadband phones, on the other hand, have the technology of the ATA built into them. As a result, there are no additional installation requirements and no need to purchase products from multiple areas of a department store. Since (i) SunRocket’s product features are consistent with the product features of most providers of VoIP service as currently described in our disclosure and (ii) we have already provided reasons for why we believe our product features will be preferable to those of most providers of VoIP service, we have not revised our disclosure.

10.	Please balance the disclosure of your benefits and strategies with equally prominent disclosure of your risks, challenges and limitations.

Response

Reference is made to the first full paragraph on page 3 of the prospectus.

Risk Factors, page 6

11.	Please add appropriate risk factor disclosure regarding your dependence on single or limited source manufacturers or service providers.

Response

Reference is made to the carryover risk factor on pages 9-10 of the prospectus.

12.	Expand the caption in the first risk factor to specifically state that your independent auditor has issued an opinion that expresses substantial doubt about your ability to continue as a going concern.

Response

Reference is made to the first risk factor on page 7 of the prospectus.

13.	We note the second risk factor. Expand to clarify whether you expect to meet the minimum requirements by the end of December.

Response

Reference is made to the second risk factor on page 7 of the prospectus.

14.	Also, it appears you already failed to meet the commitment levels in the IDT agreement, giving IDT the right to terminate the agreement or renegotiate the terms. Expand to discuss.

Response

We advise the Staff that we are currently in negotiations with IDT to extend the date by which we must achieve the minimum requirements. We anticipate that such negotiations will be resolved prior to seeking effectiveness of the Registration Statement. The prospectus will be revised to reflect the outcome of such negotiations.

15.	If true, please add appropriate risk factor disclosure regarding the fact that you are authorized to issue a substantial number of shares of common and preferred stock without receiving additional shareholder approval and that such shares may have rights and preferences superior to those of the offered securities.

Response

Reference is made to the first full risk factor on page 13 and the second bullet in the last risk factor on page 14 of the prospectus.

16.	Expand the last risk factor on page 12 to quantify the “nominal price” your founders paid for their shares.

Response

Reference is made to the fourth risk factor on page 14 of the prospectus.

17.	Add a risk factor discussing the fact that you issued notes and warrants in your most recent fiscal quarter that are convertible or exercisable into common stock at considerably less than the IPO price, and quantify the effect.

Response

Reference is made to the fourth risk factor on page 14 of the prospectus.

Dilution, page 17

18.	Please disclose the dilution your new investors will experience if the underwriters exercise their over-allotment option in full, including the pro forma net tangible book value per share, the increase in net tangible book value per share to your existing stockholders, and the dilution to new investors per share.

Response

Reference is made to the second table on page 18 of the prospectus.

19.	We note that the table does not include common stock issuable upon exercise of the redeemable warrants, the representative’s purchase option and the options and other stock-based awards granted under your 2005 stock option plan that are outstanding. Provide additional disclosure to explain how the numbers will change assuming exercise of all outstanding warrants and options.

Response

We respectfully request that the Staff withdraw this comment since the exercise price of each of the redeemable warrants, the representative’s purchase option and the options and the other stock-based awards granted under our 2005 stock option plan is $5.05, which is equal to the initial public offering price of our common stock. Any additional disclosure in the dilution table to reflect the pro forma effect of the exercise of these securities would be anti-dilutive and, we believe, confusing to potential investors.

Capitalization, page 18

20.	Explain in more detail the reasons for the additional interest expense upon conversion of the notes described in the third bullet, and explain how it was calculated.

Response

We have updated the disclosure related to the accretion of the discounts on our notes which will be immediately charged to interest expense upon the automatic conversion of our notes to shares of common stock at the time of consummation of an initial public offering. Reference is made to the second bullet point on page 19 of the prospectus.

21.	Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

Response

Cash and cash equivalents has been deleted from our presentation of capitalization. Reference is made to page 19 of the prospectus.

Plan of Operations, page 20

22.	Please revise to include a discussion of recent accounting pronouncements that are expected to impact your financial statements in accordance with SAB Topic 11-M. Additionally, please consider including these disclosures in the notes to the financial statements.

Response

Reference is made to the disclosure on pages 27, F-10-F-11 and F-27-F-28 of the prospectus.

Overview, page 20

23.	Identify the national retailer who is currently marketing your phones.

Response

Our phones are currently being sold by Staples, Brooks/Eckerd, QVC, SunRocket and Sears.com.

24.	Please provide support for the statement that your phones “will be marketed to the retail mass market through a variety of distribution channels, including office superstores, electronics stores, mass retailers, department stores and internet-based retail distribution outlets.” Revise to disclose the material terms of any agreements with such distributors, or if there are none, so state.

Response

Our phones are currently being sold by Staples, Brooks/Eckerd, QVC, SunRocket and Sears.com. We also have approved vendor status with Best Buy, Fry’s, Brooks/Eckerd, Home Depot, Wal Mart, JC Penny, Amazon.com, Target.com, Costco.com, JCPenny.com, QVC and Tiger Direct. Accordingly, we have revised our disclosure in the second paragraph on page 21 to state that we expect to market our phones through a variety of distribution channels, rather than stating that we will, in fact, market through a variety of distribution channels. We have not revised the disclosure to reflect the terms of any agreements with such distributors as their agreements are typically reflected in purchase orders.

25.	At the top of page 22, quantify how much of the proceeds will be used for executive and administrative salaries.

Response

Reference is made to first full paragraph on page 23 of the prospectus.

General and Administrative Support, page 22

26.	We note that you “have not incurred any expenses for leased space prior to this offering” and see on page 33 that Databyte provides you with warehousing, distribution, customer support services and executive offices of approximately 25,000 square feet in exchange for two percent of net revenues. Considering that you have no reported revenues, please tell us how you are accounting for these services and rental space.

Response

The services and rental space provided by Databyte relate primarily to the receipt, warehousing and distribution of our phone products. We did not commence such activities related to our phone products until September 2005 and accordingly Databyte did not provide any substantial services to us prior to September 2005. In September, in connection with the commencement of our initial shipments to customers and accordingly the commencement of activities by Databyte on our behalf, we made a prepaid cash advance to Databyte which is included in prepaid expenses and other current assets on our balance sheet as of September 30, 2005. Our arrangement with Databyte provides for us to compensate Databyte based on 2% of our revenues, net of sales returns, warranties and other allowances and reserves. Accordingly in the periods when we recognize revenues, based on our revenue recognition policy, we will record an expense to Databyte for its services.

Results of Operations, page 22

27.	Please revise the filing to provide the information regarding off-balance sheet arrangements required by Item 303 of Regulation S-K.

Response

We have no off-balance sheet arrangements requiring disclosure pursuant to Item 303 of Regulation S-K.

Liquidity and Capital Resources, page 22

28.	Please revise to provide more details of your specific plan of operations and the expected funding needs and sources. In addition, revise your discussion to address what will happen if you are unable to obtain the necessary additional funding.

Response

We believe our expanded plan of operations as currently set forth adequately addresses our expected funding needs and sources. Additional disclosure has been provided in the fifth paragraph on page 21 of the prospectus with respect to what may happen if we are unable to obtain any necessary additional funding.

29.	You state that CIT Commercial Services guarantees and makes collection of applicable accounts receivable balances. In return, you pay certain factoring fees and charges as well as provide certain credits, allowances, trade discounts and cash discounts on the face value of the accounts receivable it guarantees. Please tell us and revise to describe how you have accounted for this arrangement, including your consideration of SFAS 140.

Response

We entered into an agreement with CIT Commercial Services (“CIT”) in July 2005 to facilitate the purchase of our inventory. Under this agreement, CIT credit approves purchase orders from our customers and if approved then indirectly guarantees payment by us to the manufacturer and supplier of the our phone products. Such guarantee is provided to a financial institution in the country of our supplier to facilitate the guarantee to the supplier. In connection with such services we pay CIT a fee of 1.25% on the gross face amount of customer purchase order amount CIT guarantees for us. If the actual fees during a quarter are less than $12,500 CIT will charge our account for the difference. The agreement with CIT can be terminated by CIT or us by providing 60 days notice prior to the anniversary date. Since we are not factoring accounts receivable to CIT as a means of lending, we do not believe FAS 140 to be applicable.

Business, page 25

General, page 25

30.	Please revise your disclosure here and in the Prospectus Summary section to identify the retailer and disclose the amount of the purchase order referenced in the second paragraph.

Response

Reference is made to our response to Comment No. 23. Reference is also made to the third paragraph on page 1 and the second paragraph on page 28 of the prospectus.

31.	We note that you have no revenues to date and have not disclosed any sales of your broadband phone bundle. Please reconcile this with your statement in the second sentence on page 25 that “[w]e sell our phone/service bundles ...”

Response

We received initial purchase orders from retail customers in September 2005. Shipments of our phones were made in late September and began arriving in retail stores in October 2005. Subsequent to September 2005, we received additional purchase orders and began fulfilling these orders in October and November 2005. Revenue from the September 2005 purchase order, as well as additional existing purchase orders from customers, have or will be recognized in the fiscal quarter ending December 31, 2005. We have revised the prospectus to consistently reflect that we are selling our phone/service bundles.

32.	Please provide independent and objective support for your statements of leadership. For example, we note disclosure on page 25 that SunRocket, Inc. is “an emerging leader in the provision of VoIP services” and that IDT Corporation is “a leading communications carrier.”

Response

Reference is made to the revised disclosure in the first paragraph on page 28 of the prospectus.

33.	Please revise your disclosure here and in the Prospectus Summary section to state the percentage of monthly service revenues to which you will be entitled pursuant to your agreements with IDT and SunRocket. We note that these are your major sources of future revenues and that this information appears material.

Response

We believe, as set forth in our request for confidential treatment for portions of Exhibits 10.4 and 10.5, that the public revelation of the information requested by the Staff would have a material adverse effect on our competitive position. We anticipate that disclosure of such information will inevitably result in our retailers demanding a greater percentage of, or participation in, the revenues we receive from our service providers, with a consequent diminution of our operating margins and earnings potential.

Our VoIP offering, page 26

34.	Expand to disclose whether your competitors market phones with the same capability as those you intend to sell.

Response

Reference is made to the disclosure in the fifth paragraph on page 29 of the prospectus.

Our prepaid long-distance offering, page 26

35.	Explain what, if anything, differentiates your product from a wide variety of similar products on the market.

Response

Reference is made to the disclosure in the fifth and seventh paragraphs on page 29 of the prospectus.

Strategic service providers, page 27

36.	Please revise your disclosure on pages 27 and 28 to disclose all material terms of these agreements, including the minimums to which you refer in the second risk factor and your ability to satisfy those minimums.

Response

Reference is made to the disclosure in the second risk factor on page 7, the fourth full paragraph on page 30 and the second full paragraph on page 31 of the prospectus. Reference is also made to our response to Comment No. 14.

37.	In the first full paragraph on page 29 [28], you discuss the minimum account activation term periods, but it appears from page 6 of the agreement that those periods have passed without meeting the minimums. Expand to discuss.

Response

Reference is made to our response to Comment No. 14.

Services, page 29

38.	Please provide us with objective support for the statement in the second paragraph that you “offer our customers rates that, at this time, are among the lowest available in the industry.”

Response

We have included as Attachment A to this letter a list of rates of selected long distance service providers as disclosed on their websites and compared those rates to our rates. Our rates are lower in each of the examples provided.

Regulation, page 31

39.	We note the first sentence in the penultimate paragraph on page 31. Please revise your disclosure to clarify the “certain” purchasers to whom you are referring.

Response

Reference is made to the revised disclosure in the first paragraph on page 35 of the prospectus.

International regulatory environment, page 32

40.	Please disclose in greater detail foreign government regulations that are material to your business.

Response

As Mr. Roxland discussed with the Staff, we do not have any current plans to sell our phone/service bundles outside the United States.

Competition, page 33

41.	Please revise to identify, if material, competition created by free, peer-to-peer VoIP providers such as Skype.

Response

We do not view competition from peer-to-peer VoIP service providers such as Skype to be material. Such services are personal computer-based and require that both the sending and receiving personal computer be turned on in order to receive voice communications. Such services also require the attachment of additional hardware to a personal computer. We believe that, unlike our services, such services do not serve as a replacement to a consumer’s home telephone service due to lack of reliability, the lack of 911 requirements and the add-on service rates. We note that the FCC has categorized Skype differently than SunRocket and other similar providers for these reasons.

42.	The disclosure as currently written is generic and should be revised to specifically address the current state of competition, rather than what “may” be happening. Discuss in reasonable detail your major competitors and the competing technology, costs, and quality of services.

Response

Reference is made to the revised section “Competition” on pages 36 and 37 of the prospectus.

Certain Transactions, page 38

43.	Please file any material agreements entered into in connection the transactions between Mr. Burstein and you described in the first paragraph of this section. Also, expand to state the material terms of the notes and warrants and the number of shares Mr. Burstein will receive upon conversion and exercise.

Response

Reference is made to the Form of Common Stock Purchase Warrant and Form of Senior Convertible Note, Exhibits 10.11 and 10.12 to the Registration Statement. Mr. Burstein, as well as each of the investors in the 2005 private placements, entered into these agreements in connection with his purchase of the 6% notes, 8% notes and the private warrants.

Reference is made to the carryover paragraph on pages 42 and 43 of the prospectus which sets forth a cross-reference to the description of the material terms of the notes and private warrants.

44.	Expand the second paragraph to state the consideration paid by The Future, LLC, in exchange for 18.1% of your stock. Clarify, if true, that The Future, LLC is not affiliated in any way with any of your officers and/or directors.

Response

Reference is made to the first paragraph under the section “Certain Transactions” on page 42 of the prospectus which sets forth the consideration paid by The Future, LLC, as well as the other founders of our company, for our common stock.

The Future, LLC is not affiliated with any of our officers and/or directors. Since the answer to the Staff’s comment is in the negative, we respectfully submit that no disclosure relating to this negative response is required in the prospectus.

45.	Discuss the material terms of other stock issuances to affiliates, including in June, 2004 and those discussed on page II-2. Disclose the number of shares issued, the price per share paid, and the identity of the purchasers and their affiliation with the issuer. Also discuss the stock split.

Response

Reference is made to the first paragraph under the section “Certain Transactions” on page 42 of the prospectus.

46.	Discuss in an appropriate location your intent to have Adam Somer execute an employment agreement, provide all material terms of the agreement and describe his duties under the agreement. Explain his business relationship with Mr. Feuerstein.

Response

Reference is made to the section “Employment Agreements” on pages 40 and 41 of the prospectus, which describes the material terms of the employment agreement of Mr. Somer, our President of Communications Services, as well as the material terms of the employment agreements of Messrs. Hahn, Layman and Ching. As stated in this section, such employment agreements are effective as of the consummation of our initial public offering.

Reference is made to the last paragraph on page 44 for a description of the relationship between Messrs. Somer and Feuerstein.

Principal Securityholders, page 40

47.	We note footnote 2. We also note that Mr. Burnstein was issued $25,000 in notes and 33,333 warrants. Explain in appropriate location in the disclosure why he is entitled to 21,625 shares upon conversion of the notes and 58,333 shares of common stock upon exercise of the warrants, and disclose his warrant exercise price.

Response

Reference is made to footnote 2 on page 46 of the prospectus, which sets forth a cross-reference for a discussion of the terms of exercise and conversion of the warrants and notes.

Description of the Securities, page 42

48.	We note the first paragraph, which states that you have 2 million shares outstanding, held by five holders of record. Reconcile this disclosure with that on page 40, and revise the “percent of class prior to offering” column.

Response

Reference is made to the revised disclosure in the first paragraph on page 47 of the prospectus.

49.	Please revise to describe the material terms of your “private” warrants, including disclosure of the exchange mechanism. In so doing, please reconcile your disclosure here, which states that the warrants are “exchangeable,” with disclosure on page 22, which states that the warrants will be “automatically converted” upon consummation of the offering. Address the extent to which the tender offer rules apply to this exchange.

Response

The private warrants are not exchangeable but will automatically convert into a like number of redeemable warrants. Reference is made to the revised disclosure in the fifth paragraph on page 47 of the prospectus. We respectfully submit that the tender offer rules promulgated under the Williams Act do not apply to the automatic conversion of a security into another security.

50.	It appears that the disclosure in the penultimate paragraph under the caption “Redeemable Warrants” constitutes a significant risk that should be addressed in the “Risk Factors” section of the prospectus. Please revise or advise.

Response

Reference is made to the last risk factor on page 13 of the prospectus.

Selling Securityholders’ Prospectus

51.	Describe the transactions that resulted in the issuance of the notes and warrants, including the material terms of the securities and the applicable conversion rate for the notes and warrant exercise prices. Provide clarifying disclosure to explain and reconcile the cover page with the selling shareholders table. For example, you may want to revise the table to have columns showing shares currently outstanding and shares underlying warrants that total the amounts in the “number of shares beneficially owned” column for each shareholder. Each row should reflect the total amounts on the cover page.

Response

Reference is made to the carryover paragraph on pages 23 and 24, the fifth and sixth paragraphs on page 47 and the carryover paragraph on pages 48 and 49 of the prospectus.

Reference is made to the tables on alternate pages 5 and 6 for the selling securityholders’ prospectus.

Selling Stockholders, page 4

52.	Please reconcile the number of shares beneficially owned by Lawrence Burstein in the table on page 4 with the number of shares listed in the Principal Securityholders table on page 40.

Response

Reference is made to footnote (7) on alternate page 5 for the selling securityholders’ prospectus.

53.	Please tell us whether any of the selling stockholders are broker-dealers or affiliates of a broker-dealer. Any selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter. We may have further comment based on your response.

Response

Roni Rosenstock is the spouse of Richard Rosenstock, who is Vice Chairman of Ladenburg, Thalmann & Co., Inc. We have been informed by the representative of the underwriters that Ladenburg, Thalmann will not be an underwriter or selected dealer in our initial public offering.

54.	Identify the natural persons who beneficially own the shares held by the entities named in the selling securityholder tables.

Response

Reference is made to footnotes accompanying the tables on alternate pages 5 and 6 for the selling securityholders’ prospectus.

55.	Steve Millner is identified as a selling shareholder but is not named on page II-3. Please revise or advise.

Response

Reference is made to the seventh paragraph on page II-3 of the Registration Statement.

Financial Statements, page F-1

56.	Please update the financial statements, if necessary, as required by Rule 3-12 of Regulation S-X.

Response

The prospectus contains updated financial statements as required by Rule 3-12 of Regulation S-X.

57.	Please include an updated accountant’s consent with all amendments to the filing.

Response

An updated accountant’s consent has been filed as Exhibit 23.1 to the Registration Statement.

Note 1. Description of the business and basis of presentation, page F-7

58.	We note your discussion regarding the Company’s ability to continue as a going concern. Please revise to include a detailed discussion of the Company’s viable plan of operations, including the expected costs, financing needs and sources of financing in accordance with FRC 607.02. The specific plans to address the threat of the going concern issues and the plans to resolve the doubts about the entities continued existence should also be discussed.

Response

We have updated the disclosure in Note 1 to our financial statements related to our ability to continue as a going concern and management’s plans.

Note 2. Summary of significant accounting policies, page F-7

59.	We see on page 33 that you expect to offer customers a one year warranty and you expect to have the ability to return defective phones to the manufacturer. Considering that you have now begun sales of your products, please update your disclosures to state your warranty accounting policy.

Response

We have updated the disclosure in Note 2 to our financial statements related to our warranty accounting policy.

Revenue Recognition, page F-7

60.	Please revise your revenue recognition footnote to address the following:

•	Please tell us how you recognize revenue from your sales of phones, specifically identifying in each instance those events that would indicate that each criterion outlined in SAB Topic 13A has been met.

•	Clarify why shipment is the appropriate point for revenue recognition, including whether the terms of shipment are FOB shipping or destination.

•	Please describe the material terms of your agreements with your two service providers (SunRocket, Inc. and IDT Corporation). Also, discuss your accounting policy for each type of revenue stream you expect to have with these two providers, including subscriber fees, co-op fees, carrier agent fees and any other arrangements making specific references to GAAP.

•	Please explain why carrier agent and co-op fees will be recognized in the period the subscriber activates the phone making specific references to GAAP, including SAB Topic 13A and EITF 00-21.

•	We note that you bundle your phones with the broadband services and prepaid long distance communications services. Please tell us whether this is a multiple element arrangement and how you considered EITF 00-21 in your accounting.

•	In your business section on page 29, you state that you plan to provide a certain percentage of your service fees earned to retailers. Please further describe the nature of these arrangements and how you have accounted for them under EITF 01-09 and other applicable literature.

•	We see on page 28 that you “must deliver certain minimum account activations” to IDT. Please tell us how you are accounting for these minimum requirements citing applicable literature.

Response

We have updated the disclosure in Note 2 to our financial statements related to our revenue recognition policy. Supplementally we provide the following discussion.

The criteria in SAB Topic 13A provides that revenue generally is realized or realizable and earned when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery of the product or services has occurred, the fee is fixed and determinable and collectibility is reasonably assured.

•	Persuasive evidence of an arrangement exists - We have and will enter into written agreements with customers for the sales of our phone products. Among other things, such agreements provide for shipping and delivery terms, payments terms, and for transfer of title and risk of loss. In addition, customer orders are generally evidenced by a purchase order from the customer. Additionally, revenues that will be earned through activations, services or other commissions are also subject to executed agreements with the respective counterparties.

•	Delivery of the product or services has occurred - We believe delivery has occurred when title and risk of loss transfer to the retail customer and there are no additional criteria needed for the retail customer to accept the products shipped by us. Our current agreements with our retail customers and/or purchase orders from such retail customers contain terms specific to each relationship which dictate when title and risk of loss transfer to the retail customer and any other acceptance criteria. As each relationship will be specific, these criteria may be met at FOB Shipping, FOB Destination or upon sale through by the retail customer. Accordingly we will evaluate each retail customer relationship and determine when delivery will occur on a case by case basis.

•	Fee is fixed and determinable - Our agreements with customers for the sale of phone products contain provisions providing for specific fee arrangements with each customer based on the volume expected to be purchased.

•	Collectibility is reasonably assured - We evaluate credit risk related to our customers by assessing the financial strength of our customers through routine credit evaluation techniques. Additionally, as we develop a history with our customers we will be able to utilize our own history of payment experience with each customer to be able to further evaluate collectibility.

We do not believe the provisions of EITF 00-21 Revenue Arrangements with Multiple Deliverables to be applicable to our products. In connection with the sale of our phones to retailers, we market the communication services of certain carriers with which we have agreements. In exchange for marketing such carriers communication services on our packaging and products, we are entitled to receive certain commissions from the carriers if an end user of our phones decides to activate such service with the carrier and once activated we receive commissions based on the net service revenues received by the carrier from users of our phones. Accordingly, the sales of our phones do not include multiple deliverables by us or any obligation to provide communications services to users of our phones and the earnings process for each the sale of the phone and commissions that may then be earned are separable.

We may offer retailers a percentage of the service revenue commissions we earn from carriers of communications service providers and a percentage of the subscriber activation fees we will receive from SunRocket in connection with the purchase of communications services by users of our broadband phones. Such amounts will be recorded as a reduction of revenues in accordance with EITF 01-9 Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). Accordingly, we will report our revenues from communication services and activation fees net of any participation to our retailer customers.

Pursuant to the agreement with IDT, a certain amount of the end users of our wireless landline phone products must activate with IDT or IDT will be entitled to, among other things, terminate the agreement with our company. Aside from the potential termination of the agreement, there are no payments or penalties to us related to the end user customers not fulfilling the minimum activations. Accordingly, we have no current or future obligations which will require recognition of a liability.

Subsequent Event, page F-11

61.	Please tell us how you evaluated the embedded conversion feature of the 6% and 8% notes in determining whether the conversion features are embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133. Please ensure your response includes consideration of all relevant terms included within the notes in making this determination including the variable rate conversion feature, the reset feature of the conversion rate in the case of subsequent issuances of securities at a lower price, the automatic and mandatory conversion features, and the registration rights for the shares underlying the conversion option and the associated penalty that may cause a 33% reduction in the conversion price. Cite the accounting literature you applied and how you applied the literature to your situation. Please refer to SFAS 133 and EITF 00-19 and 05-02.

Response

We evaluated our convertible debt financings, specifically the embedded conversion feature, against SFAS 133 Accounting for Derivative Instruments and Hedging Activities, as amended (“SFAS 133”) , EITF 00-19 Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19”) and EITF 05-02 The Meaning of “Conventional Convertible Debt Instrument” in Issue No. 00-19 (“EITF 05-02”) and concluded that permanent equity classification is appropriate.

Paragraph 11 of SFAS 133 provides guidance to identify those contracts that should not be accounted for as derivative instruments. Specifically, paragraph 11(a) of Statement 133 indicates that “contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position” should not be considered derivative instruments. Thus for an instrument that provides that the conversion feature can or must be settled in stock by an issuer, SFAS 133 does not change the accounting, provided that the instrument can be classified in stockholders’ equity. The embedded conversion feature of our convertible notes is indexed to our common stock and can only be settled in shares of our common stock. As we have satisfied one of the SFAS 133 requirements, EITF 00-19 then provides guidance in determining whether an embedded derivative would be classified in stockholders’ equity in accordance with paragraph 11(a) of Statement 133 if it were freestanding. In accordance with paragraph 8 of EITF 00-19, contracts that (a) require physical settlement; (b) require net share settlement; or (c) give the company a choice between net-cash settlement or settlement in its own shares (physical settlement or net-share settlement) and assuming that all the criteria set forth in paragraphs 12-33 of EITF 00-19 have been met, should initially be recorded at fair value in permanent equity, and subsequent changes in fair value should not be recognized. Further EITF 00-19 paragraph 4, provides that

“The Task Force reached a consensus that for purposes of evaluating under Statement 133 whether an embedded derivative indexed to a company’s own stock would be classified in stockholders’ equity if freestanding, the requirements of paragraphs 12–33 of this Issue do not apply if the hybrid contract is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer).”

In evaluating whether our convertible debt instruments qualify as “conventional convertible debt” we reviewed the provisions of EITF 05-02. In EITF 05-02, instruments that provide the holder with an option to convert into a fixed number of shares (or equivalent amount of cash at the discretion of the issuer) for which the ability to exercise the option is based on the passage of time or a contingent event should be considered “conventional” for purposes of applying EITF 00-19 and instruments that contain “standard” antidilution provisions would not preclude a conclusion that the instrument is convertible into a fixed number of shares.

Based on our assessment of EITF 05-02 we believe further evaluation of the conversion feature under paragraphs 12-33 of EITF 00-19 is necessary.

For your reference the terms of our convertible notes provide for several conversion scenarios:

•	Optional Conversion—The principal amount of the convertible notes and the accrued interest thereon may be converted at any time, in whole or part, at the option of the Holder into shares of Common Stock at a conversion price equal to the lower of (i) $3.00 per share and (ii) the per-share price at which the Common Stock is sold to the public in our public offering.

•	Automatic Conversion—In the event we consummate a public offering of our common stock at a price that exceeds the then applicable Conversion Price by at least 130%, all of the principal amount of the note and accrued interest thereon shall automatically convert into shares of Common Stock at the Conversion Price (“Automatic Conversion”).

•	Mandatory Conversion—In the event we achieve a public market for our Common Stock other than through a public offering, we may force conversion of the Principal Amount of the convertible notes and accrued interest thereon at the Conversion Price (“Mandatory Conversion”) upon prior written notice to the holder (“Mandatory Conversion Notice”), but only if (i) the last sale price of the Common Stock for the 20 consecutive trading days ending two business days prior to the date of the Mandatory Conversion Notice equals or exceeds 150% of the then applicable Conversion Price and (ii) a registration statement covering the resale of the note shares is in effect on the date of conversion (and has been continuously in effect for at least 25 business days prior to the effective date of conversion).

After the evaluation of paragraphs 12-33 of EITF 00-19, we believe permanent equity classification is appropriate. Factors supporting this conclusion are:

•	Upon all the conversion scenarios related to the convertible notes, we may satisfy the entire obligation in either stock or cash (at our option) equivalent to the conversion value.

•	The conversion feature does not contain any provision or term that could require us to settle in cash. Further, the holder cannot require us to settle in cash upon conversion and we are not required to do so.

•	The conversion feature allows for conversion into unregistered or registered shares. In fact, as noted above, the holder can convert at any time at his option and therefore would currently receive unregistered shares. Further there is no penalty for issuing unregistered shares.

•	If we choose to abandon the proposed public offering and after such decision we are unable to have a resale registration statement, covering the shares and underlying shares issued in connection with the convertible notes, declared effective within 180 days of abandoning the proposed public offering we will then incur a penalty which will adjust the conversion ratio (from $3.00 per share to $2.00 per share) and therefore the number of shares issuable upon conversion. We have computed the effect of such adjustment as well as the effect of other adjustments which may occur to the Private Warrants as a result of such a penalty and have concluded there is a limit on the quantity of shares that can be issued. The limit related to the conversion feature is 1,081,750 shares which, when considered with our current outstanding common stock and other commitments, including the exercise of the Private Warrants (assuming a penalty for the exercise prices and number of Private Warrants), would still leave approximately 34,700,000 authorized and unissued shares available and accordingly we would not need to obtain shareholder approval to increase authorized shares. Since the penalty adjustment can only occur if the proposed public offering does not occur, the shares and warrants issuable in the proposed public offering, the UPO and employee stock options to be granted if a public offering occurs, have not been considered in this analysis. If the public offering occurs then the potential penalties leading to the adjustment noted above do not occur.

•	While we have committed to maintain an effective registration statements and make timely filing with the SEC should we consummate the proposed public offering there are no penalties of any kind, including cash penalties, that could be enforced by the holders of the convertible notes if we do not do so. Further, once the proposed public offering is consummated the convertible notes will be automatically converted to common shares.

•	There are no features or terms available within or related to the conversion feature of the convertible notes, including any requirements to post collateral, both prior to conversion and after conversion into common shares which would provide for any rights or privileges to the holders of conversion feature ahead of other holders of our common stock.

•	The other criteria is paragraphs 12-33 of EITF 00-19 are either not applicable or we have evaluated and the provisions of the conversion feature associated with our convertible notes satisfies the requirements for equity classification.

As a result of the above analysis we have concluded that the embedded conversion feature is not considered a derivative financial instrument. The terms of the notes, which provide for the reset feature in connection with the optional conversion and the penalty related to the registration rights are both contingencies that do not require accounting unless and until such contingency is triggered. As a result of the foregoing, we have accounted for the convertible notes pursuant to other GAAP in accordance with APB 14, EITF 98-5 and EITF 00-27 which we believe to be the applicable guidance to the instruments we issued.

62.	We note that you are accounting for the private warrants issued with the 6% and 8% convertible notes as permanent equity. We also note that you intend to account for the representative’s option and the redeemable warrants as permanent equity. In order to help us evaluate whether permanent equity classification for each of these instruments is appropriate, please analyze for us how you determined the appropriate accounting for each. Cite the accounting literature you applied and how you applied the literature to your situation. Refer to SFAS 150 and 133 and EITF 00-19. In this regard, your response should address the following:

•	With respect to the redeemable warrants, we note that the warrants are not detachable from the common stock until the public offering is completed.

•	With respect to the private warrants, we note that if the resale registration statements is not declared effective on or prior to the 180th day after the date of the VPO abandonment notice, then on the 181st day after the notice the exercise price of the warrants and representative’s purchase option and the conversion rate of the notes will be reduced by 33%. This will also cause the warrants to become subject to a cashless exercise feature and you will remain obligated to cause the resale registration statement to be declared effective.

•	We note that the exercise price of the private warrants is variable. In the event that the VPO price is less that $5.05, the number warrants represented by the warrant certificate will be adjusted upward to a new number such that the exercise price multiplied by the new warrant quantity is equal to $5.05 multiplied by the old warrant quantity.

•	The private warrants are exchangeable into the VPO warrants.

•	The exercise price of the private warrants resets for subsequent issuances of securities at lower prices. There appears to be no limitation (floor) on this feature.

•	The redemption feature of the redeemable warrants.

•	The requirement that you register and maintain registration for the common shares underlying the redeemable warrants and representative’s purchase option.

Response

As noted in our response to your question 61, Paragraph 11 of SFAS 133 provides guidance to identify those contracts that should not be accounted for as derivative instruments. For an instrument that provides for settlement only in stock of the issuer, SFAS 133 does not change the accounting, provided that the instrument can be classified in stockholders’ equity. Our Private Warrants and once issued in the proposed public offering, our Redeemable Warrants, are only exercisable in exchange for shares of our common stock and therefore can only be settled in our common stock. As we have satisfied one of the SFAS 133 requirements, EITF 00-19 then provides guidance in determining whether an embedded derivative would be classified in stockholders’ equity in accordance with paragraph 11(a) of Statement 133 if it were freestanding.

In accordance with paragraph 8 of EITF 00-19, contracts that (a) require physical settlement; (b) require net share settlement; or (c) give the company a choice between net-cash settlement or settlement in its own shares (physical settlement or net-share settlement) and assuming that all the criteria set forth in paragraphs 12-33 of EITF 00-19 have been met, should initially be recorded at fair value in permanent equity, and subsequent changes in fair value should not be recognized. Physical settlement is defined in paragraph 1 of EITF 00-19 as “the party designated in the contract as the buyer delivers the full stated amount of cash to the seller, and the seller delivers the full stated number of shares to the buyer.”

As described in Note 8,9 ad 10 to our June 30, 2005 financial statements and elsewhere in the Registration Statement, the Private Warrants sold and issued to the purchasers of our convertible notes and the Redeemable Warrants to be sold in the proposed public offering (collectively the “Warrants”) provide that such Warrants may only be exercised by the holder for cash on or prior to their respective expiration dates in exchange for one share of our common stock. The holders of our Warrants do not have any rights to put and redeem the Warrants back to us. However, under certain circumstances described in the notes to our financial statements and elsewhere in the Registration Statement, we will have the right to call and redeem the Redeemable Warrants at a price of $0.05 per Warrant at any time after the Redeemable Warrants become exercisable.

Advancing the evaluation pursuant to paragraphs 12-33 of EITF 00-19, we believe permanent equity classification to be supported. Among other factors, information supporting this conclusion is as follows:

•	The Warrants do not contain any feature or provisions that could require us to settle in cash, including any provisions where the holder could require us to settle in cash upon exercise.

•	We do not have an obligation to deliver registered shares upon exercise of the Warrants. We may satisfy the issuance of shares of our common stock in either unregistered or registered shares. Further there is no penalty for issuing unregistered shares. Once the Warrants are exercised, if unregistered the holders of the common stock have a right ask us to then have the shares registered but there are no penalties except as discussed immediately below.

•	If we choose to abandon the proposed public offering and after such decision we are unable to have a resale registration statement, covering the shares and underlying shares issued in connection with the Private Warrants, declared effective within 180 days of abandoning the proposed public offering we will then incur a penalty which will adjust the exercise price of the Private Warrants (from $5.05 per share to $3.37 per share) and the number of Private Warrants proportionately upwards. We have computed the effect of such adjustment as well as the effect of other adjustments which may occur to the conversion feature as a result of such a penalty and have concluded there is a limit on the quantity of shares that can be issued. The limit related to the Private Warrants is 2,211,310 shares which when considered with our current outstanding common stock and other commitments, including the conversion of the convertible notes (assuming a penalty for the conversion rate), we would still have approximately 34,700,000 authorized and unissued shares available and accordingly would not need to obtain shareholder approval to increase authorized shares. Since the penalty adjustment can only occur if the proposed public offering does not occur, the shares and warrants issuable in the proposed public offering, the UPO and employee stock options to be granted if a public offering occurs, have not been considered in this analysis. If the public offering occurs then the potential penalties leading to the adjustment noted do not occur.

•	While we have committed to maintain an effective registration statements and make timely filing with the SEC should we consummate the proposed public offering there are no penalties, including cash penalties, that could be enforced by the holders of the Warrants if we do not do so.

•	There are no features or terms available within the Private Warrants, including any requirements to post collateral, both prior to exercise of the Private Warrants and after exercise into common shares which would provide for any rights or privileges to the holders of Private Warrants ahead of other holders of our common stock.

•	The other criteria is paragraphs 12-33 of EITF 00-19 are either not applicable or we have evaluated and the provisions of the Private Warrants satisfy the requirements.

We have agreed to sell and issue to the representative for the underwriters of the proposed offering, for an aggregate of $100, an option to purchase up to 280,000 shares of our common stock and/or up to 280,000 redeemable warrants identical to those offered by the prospectus (the “UPO”). This UPO is exercisable at any time, in whole or in part, during the five-year period commencing on the date of the prospectus at an exercise price of $5.555 per share of common stock, 110% of the public offering price per share of common stock, and $.055 per warrant, 110% of the public offering price per redeemable warrant. The fair value of this option at the time of issuance will be charged to additional paid in capital upon consummation of the offering as a direct cost of the transaction. Although the UPO and its underlying securities will be registered under the registration statement of which the prospectus forms a part, the UPO grants to holders rights with respect to the registration of the securities directly and indirectly issuable upon exercise of the option. Since the UPO, including the securities underlying the UPO, may only be exercised by the holder with cash in exchange of shares of our common stock, we believe the requirements of EITF 00-19 requiring contracts that require physical settlement to be classified in stockholder’s equity to be applicable. Further, as noted above the UPO will only be issued if the proposed public offering occurs and thus the underlying shares will be registered. Additionally, there is a limit on the number of shares issuable in the UPO and we will have sufficient authorized but unissued common stock available to satisfy the shares issuable underlying the UPO.

We have relied on the guidance cited and the analysis we have performed described above to support the historical accounting classification as equity of the value of the Private Warrants sold and issued with the convertible notes and will rely on this guidance with respect to the Redeemable Warrants and UPO to be issued in connection with the proposed public offering. Accordingly, the Warrants and UPO are not considered derivatives pursuant to SFAS 133.

In addition, we respond to your further questions:

•	While the Redeemable Warrants will not be detachable from the common stock until the proposed public offering is completed, as discussed above this will have no impact on the classification of the Warrants as equity and should not present a practical issue since no Redeemable Warrants will be outstanding prior to the proposed public offering.

•	We believe the provisions related to the exercise price of the Private Warrants to again be a contingency that if triggered will be accounted for at such time. Further, as discussed above in our response to your question 61 and described in the Registration Statement the public offering price per share of common stock in the proposed offering is $5.05 per share. Such price per share was agreed to pursuant to a letter of intent entered into at the time and in connection with the convertible notes financing. Accordingly, the holders of the Private Warrants understood that the exercise price would be $5.05 per share.

•	The Private Warrants by their contractual terms are automatically exchanged for Redeemable Warrants at the consummation of the proposed public offering. The Redeemable Warrants contain similar terms to the Private Warrants with respect to exercise price, exercisability and the settlement of exercise being physical settlement with cash in exchange for shares of our common stock. However, the Redeemable Warrants expire in 5 years while the Private Warrants expire in 6 years. In addition, under certain circumstances we may call the Redeemable Warrants, with HCFP/Brenner Securities’ prior consent, for redemption. While the expiration dates and our redemption right represent different terms from the private warrants, we believe the terms of such warrants with respect to the SFAS 133, EITF 00-19 and FAS 150 evaluation will not be impacted and therefore we do not believe any additional accounting will be required at the time of the exchange.

•	We do not believe SFAS 150 to be applicable as it applies to freestanding warrants and other similar instruments on shares that are either puttable or mandatorily redeemable at the option of the holder regardless of the timing of the redemption feature or the redemption price because those instruments embody obligations to transfer assets. Neither, our warrants nor the shares issuable upon exercise are redeemable at the option of the holder.

63.	Please show us how you determined the carrying value of your debt as of June 30, 2005 of $1,000. Please note that debt issuance costs should be reported as a deferred charge rather than included in discount on debt. Please refer to AICPA TPA 3200.01.

Response

We allocated the proceeds of the convertible notes in accordance with APB 14 based on the computed relative fair values of the debt and equity components. The relative fair value allocated to the debt component of $19,623 was used to measure the intrinsic value of the embedded conversion option of the convertible notes which resulted in a beneficial conversion feature of $30,377. However, in accordance with EITF 98-5 and EITF 00-27 the value of the beneficial conversion feature was limited to the amount of the proceeds allocated to the debt component of the Convertible Notes and accordingly only $19,623 was recorded to additional paid-in capital. The aggregate amounts allocated to the warrants and beneficial conversion feature, of $50,000 were recorded as a debt discount at the date of issuance of the Convertible Notes and are being amortized to interest expense using the interest method over the stated term of the Convertible Notes. As of June 30, 2005 approximately $1,000 of discount had been accreted and recorded as interest expense.

We have reclassified the debt issuance costs to reflect them in other assets.

64.	Please disclose all of the material terms of (a) the redeemable common stock warrants, (b) the representative’s purchase option, (c) the private warrants, (d) the 6% convertible notes, and (e) the 8% convertible notes. Include a discussion of —

•	Settlement alternatives and who controls them.

•	Conversion rates, interest rates, and exercise prices and the reasons for any adjustments thereto as well as how the rates/prices are adjusted.

•	Term.

•	Redemption features.

•	Conversion terms including the terms of any automatic or mandatory conversions.

•	Registration rights and the nature and amount of any associated penalties or remedies for failure to meet the terms of the agreement.

•	Terms associated with the exchange of the private warrants into VPO warrants. Please include whether the exchange is optional or mandatory and, if optional, at whose option.

•	Cashless exercise features.

•	Whether and when the warrants are detachable.

Response

We have updated the disclosure in Notes 8, 9 and 10 to its financial statements related to the material terms associated with our private warrants, the 6% Convertible Notes and the 8% Senior Convertible Notes. In addition we have included disclosure related to the Redeemable Warrants and the UPO to be sold and issued in the proposed public offering.

65.	Please respond to the following comments with respect to (a) the redeemable common stock warrants, (b) the representative’s purchase option, (c) the private warrants, (d) the beneficial conversion feature on the 6% convertible notes, and (e) the beneficial conversion feature on the 8% notes.

•	Tell us and disclose the initial valuation of each instrument.

•	Tell us and disclose the method you used, or will use, to determine the value.

•	Tell us and disclose the significant assumptions underlying the valuation including the term, volatility, underlying common stock fair value, dividend rate, and discount rate.

•	Tell us how you determined the amount of each of the underlying assumptions.

•	Tell us and disclose how you allocated the proceeds of the issuance of the hybrid instrument and tell us why.

•	With respect to any beneficial conversion feature, tell us and disclose the excess of the aggregate fair value of the instrument the holder would receive at conversion over the proceeds received and the period over which the discount is amortized.

Please refer to APB 14 and EITF 98-5 and 00-27 and SFAS 123 and 123R and SAB Topic 14.

Response

Please see the following which provides clarification and the information you have requested.

Redeemable Warrants

As disclosed in the financial statements and discussed below in the response to question 66, upon consummation of the Proposed Offering, the Private Warrants will automatically be exchanged into a like number of Redeemable Warrants. Accordingly, as of June 30, 2005 and to date, no Redeemable Warrants have been issued by us. When issued in connection with the proposed offering we will use a Black-Scholes option-pricing model to value the Redeemable Warrants.

Underwriter Purchase Option (“UPO”)

As disclosed in the notes to the financial statements, upon consummation of the proposed public offering the UPO will be sold and issued to the HCFP. Accordingly there has been no historical accounting for the UPO as of June 30, 2005 and to date. We have disclosed the commitment to issue the UPO and provided information related to accounting for and the estimated valuation of approximately $652,000 of the UPO upon issuance consummation of the Proposed Offering. We estimated the fair value of the common stock and Redeemable Warrants underlying the UPO using a Black-Scholes option-pricing model using the following assumptions: (1) fair value of common stock and warrants of $5.10 in aggregate (2) expected volatility of 50%, (3) risk-free interest rate of 4.20%, (4) life of 5 years and (5) no dividend.

Private Warrants and Beneficial Conversion Features

We allocated the proceeds of the Convertible Notes and Senior Convertible Notes in accordance with APB 14 based on the computed relative fair values of the debt and equity components.

Convertible Notes

The Private Warrants issued with the Convertible Notes were valued utilizing the Black-Scholes option-pricing model using the following assumptions: (1) common stock fair value of $3.00 per share, (2) expected volatility of 50%, (3) risk-free interest rate of 4.20% (4) life of 5 years and (5) no dividend, which resulted in a fair value of approximately $77,400. The resulting relative fair value of the warrants was approximately $30,400.

In accordance with EITF 00-27 paragraph 5:

“the effective conversion price based on the proceeds received for or allocated to the convertible instrument should be used to compute the intrinsic value, if any, of the embedded conversion option. As a result of this consensus, an issuer should first allocate the proceeds received in a financing transaction that includes a convertible instrument to the convertible instrument and any other detachable instruments included in the exchange (such as detachable warrants) on a relative fair value basis. Then, the Issue 98-5 model should be applied to the amount allocated to the convertible instrument, and an effective conversion price should be calculated and used to measure the intrinsic value, if any, of the embedded conversion option.”

Accordingly, the relative fair value allocated to the debt component of approximately $19,600 was used to measure the intrinsic value of the embedded conversion option of the Convertible Notes which resulted in a measured beneficial conversion feature approximately $30,400. However, in accordance with EITF 98-5 paragraph 6 the value of the beneficial conversion feature was limited to the amount of the proceeds allocated to the debt component of the Convertible Notes and only $19,600 was recorded to additional paid-in capital. Accordingly, the aggregate amounts allocated to the warrants and beneficial conversion feature, of $50,000 were recorded as a debt discount at the date of issuance of the Convertible Notes and in accordance with EITF 00-27 paragraph 19 are being amortized to interest expense using the interest method over the stated term of the Convertible Notes.

Senior Convertible Notes

The Private Warrants issued with the Senior Convertible Notes were valued utilizing the Black-Scholes option-pricing model using the following assumptions: (1) common stock fair value of $3.00 per share, (2) expected volatility of 50%, (3) risk-free interest rate of 4.2% and (4) life of 5 years, which resulted in a fair value of approximately $1,635,900. The resulting relative fair value of the warrants was approximately $922,100.

As discussed above related the EITF 00-27 paragraph 5, the relative fair value allocated to the debt component of approximately $1,191,400 was used to measure the intrinsic value of the embedded conversion option of the Convertible Notes which resulted in a measured beneficial conversion feature approximately $922,100 that was recorded to additional paid-in capital. The carrying value of the Senior Convertible Notes after recording the debt discounts was approximately $296,300. The aggregate amounts allocated to the warrants and beneficial conversion feature, of $1,844,200 were recorded as a debt discount at the date of issuance of the Convertible Notes and in accordance with EITF 00-27 paragraph 19 are being amortized to interest expense using the interest method over the stated term of the Senior Convertible Notes.

Assumptions

The assumptions used in the computation of the Black-Scholes option-pricing model were determined by management as follows:

•	Fair value of stock of $3.00 per share was estimated based on the conversion terms included in the Convertible Notes and Senior Convertible Notes which were agreed to with independent parties. In addition, among other things, management considered our historical results of operations, contracts entered into for sales of our products and carrier commissions and the expected IPO price of $5.05 per share.

•	Fair value of common stock of 5.05 per share and $0.05 per warrant utilized in calculating the estimated fair value of the UPO were determined based on the expected IPO prices.

•	The expected volatility of 50% was estimated by management based on among other things, an evaluation of the historical volatility of public small cap telecommunication manufacturers, an evaluation of the historical volatility of public telecommunications carriers and our historical results of operations and planned business model.

•	The term of 5 years used in the computation was estimated based on the contractual life of the Redeemable Warrants to be issued in the Proposed Offering.

•	A zero dividend was estimated based on the contractual terms and characteristics of the equity instruments.

•	The expected discount rate was estimated based on an evaluation and consideration of the published rates on US Government treasury securities.

66.	Please revise throughout the document to clarify, if true, that the convertible notes were issued with the private warrants which will be exchanged into the redeemable warrants upon consummation of the offering. For example, on page F-12 you state that the holders of the 8% convertible notes received redeemable warrants and not private warrants.

Response

We have updated and clarified the disclosure in notes to our financial statements to clarify that the Convertible Notes and the 8% Senior Convertible Notes were issued with Private Warrants. Upon consummation of the Proposed Offering, the Private Warrants will automatically be converted into a like number of Redeemable Warrants. In addition reference is made to the responses to Comments 3 and 49.

67.	Please tell us and disclose how you will account for the exchange of the private warrants for the redeemable warrants. Tell us why. Cite the accounting literature upon which you relied and explain how you applied that literature to your situation. Discuss whether or not the exchange will result in a gain or a loss, how you will determine the amount thereof, whether you will recognize the gain or loss, and how you will classify any amount recognized.

Response

The Private Warrants by their contractual terms are automatically convertible into Redeemable Warrants at the consummation of the proposed public offering. The Redeemable warrants contain similar terms to the Private Warrants with respect to exercise price, exercisability and the settlement of exercise being physical settlement with cash in exchange for shares of our common stock. However, the Redeemable Warrants expire in 5 years while the Private Warrants expire in 6 years. In addition, under certain circumstances we may call the Redeemable Warrants, with HCFP/Brenner Securities’ prior consent, for redemption. While the expiration dates and our redemption right represent different terms from the private warrants, we believe the terms of such warrants with respect to the SFAS 133, EITF 00-19 and FAS 150 evaluation will not be impacted and therefore we do not believe any additional accounting will be required.

Part II

Recent Sales of Unregistered Securities – Page II-2

68.	Please revise your disclosure generally to include all of the information required by Item 701 of Regulation S-K, including the exemption from registration claimed the facts relied upon to make the exemption available.

Response

Reference is made to the sixth and last paragraphs on page II-3 of the Registration Statement.

Undertakings, page II-5

69.	Please revise to include the entire undertaking required by Item 512(a) of Regulation S-K.

Response

Reference is made to revised undertakings in Item 17 on page II-5 of the Registration Statement.

Exhibits

70.	We note that you have requested confidential treatment for portions of exhibits 10.4 and 10.5. We will review and provide any comments on your request separately. Comments on regarding your request must be resolved before we may accelerate the effectiveness of this registration statement.

Response

The Staff’s comment is noted.

71.	For exhibits covering contracts and/or agreements that have been entered into, refile executed copies of the exhibits to replace those that are undated and unsigned.

Response

Reference is made to the signature pages in Exhibits 10.4, 10.6, 10.7, 10.8, 10.9, 10.10 and 10.17 of the Registration Statement.

* * * * *

We hope you will find this letter responsive to your comments. We would like to have all comments resolved by December     , 2005 in order that our initial public offering can be completed before the holiday season. Accordingly, your prompt review of our responses would be greatly appreciated. If you have any questions regarding these responses, please contact Ira Roxland at 212-768-6999 or, in his absence, Joseph Schmitt at 212-768-6983. Please direct any written correspondence to Ira Roxland by fax at 212-768-6800 or email at iroxland@sonnenschein.com.

Sincerely,

/s/ LAWRENCE BURSTEIN
Lawrence Burstein
Chairman

cc:	Praveen Kartholy

Lynn Dicker

Peggy Fisher

Ira Roxland

Enclosures

Attachment A

Long Distant Carrier Rate Study

September 19, 2005

Universal Service Fund	10.2% of LD
NY In-State Connection Fee	1.75/month
Carrier Cost recovery fee	1.49/month

Rate Plan Name	SBC Default Domestic Rates	AT&T One Rate 7 Cent Plus Plan	AT&T One Rate Simple Plan	AT&T 5 cent nights plan	AT&T One Rate 10 cent	Verizon 5 Cent Package Plan	Verizon Timeless Plan	Verizon E-Values	ATS/IDT Pay N' Talk
Monthly Fee	0.00	3.95	0.00	9.00	9.00	2.00	0.00	1.50	0
National Per minute Peak	0.35	0.07	0.29	0.10	0.10	0.05	0.10	0.10	0.039
National Per minute off-Peak	0.25	0.07	0.29	0.05	0.10	0.05	0.10	0.10
Monthly Cost @ 300 minutes (pre-tax)	90	24.95	87	31.5	39	17	30	28.50	11.7
USF+ Fees (approximate)	12.42	5.78	12.114	6.453	7.218	4.974	6.3	6.15
Total Cost	102.42	30.73	99.11	37.95	46.22	21.97	36.30	34.65
Difference from ATS	90.72	19.03	87.41	26.25	34.52	10.27	24.60	22.95
Difference as %	88.58%	61.93%	88.20%	69.17%	74.69%	46.76%	67.77%	66.23%